UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number   0-22844

Laureate Education, Inc.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

(Exact name of registrant as specified in its charter)

Maryland	52-1492296
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1001 Fleet Street, Baltimore, Maryland	21202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (410) 843-8000

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Index to Form 11-K

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan
Baltimore, Maryland

We have audited the accompanying statements of net assets available for benefits of the Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland
June 23, 2004

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments	$19,779,502	$21,763,125

Receivables:
Employer’s contribution	317,033	979,366
Participants’ contributions	34,947	152,378
Total receivables	351,980	1,131,744
Net assets available for benefits	$20,131,482	$22,894,869

See accompanying notes.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Investment income:
Interest	$9,061
Dividends	277,827
286,888

Employee salary deferral contributions	3,681,954
Employer contribution	761,175
Employee rollover contributions	351,561
Total additions	5,081,578

Participant withdrawals	(2,890,404)

Net realized and unrealized appreciation in fair value of investments	7,310,726
Net increase prior to plan transfer	9,501,900
Transfers to other plans, net	(12,265,287)
Net decrease	(2,763,387)

Net assets available for benefits at beginning of year	22,894,869
Net assets available for benefits at end of year	$20,131,482

See accompanying notes.

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1.     Significant Accounting Policies

Basis of Accounting

The financial statements of the Sylvan Learning Systems, Inc. (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Sylvan Learning Systems, Inc. common stock is valued at the last reported sales price on the last business day of the plan year. The units of the collective trust and shares of the mutual funds are valued at fair value as determined by Putnam Fiduciary Trust Company and quoted market prices, respectively. Participant loans are carried at their unpaid principal balance, which approximates fair value.

Realized gains or losses on the sale of investments are computed as the difference between the proceeds received and the average cost of investments held. The change in the difference between cost and fair value, including realized gains and losses, is included in the statement of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administration Expenses

All costs and expenses incurred in connection with the administration of the Plan are paid by the Company.

2.     Plan Description

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies of this summary are available from the Company’s Human Resources Department.

General

The Plan is a defined contribution plan covering substantially all employees of the Company, including as of July 1, 2002, Walden University (a 51%-owned consolidated subsidiary of the Company) and as of January 1, 2003, National Technological University (a 100%-owned consolidated subsidiary of the Company) who have completed one month of service. Participants must complete one year of service in order to be eligible for employer matching and discretionary contributions.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investment programs are fully participant-directed.  At December 31, 2003, the Plan offers 14 investment options into which participants may direct their investments.  Participants have the opportunity to change their investment options daily.

Plan Transfers

In connection with the sale of substantially all of the assets of the Company’s K-12 segment, including eSylvan, Inc. and Connections Academy, Inc., as well as the sale of Chancery Software Limited, the balances of the accounts of the participants employed in these businesses, which approximated $15.0 million and $0.2 million, respectively, were transferred to 401(k) plans sponsored by the acquiring companies.  In addition, as a result of the prior acquisition of Walden University, Inc., approximately $2.3 million and $0.6 million in net assets were transferred into the Plan from the Walden University, Inc. Money Purchase Pension Plan and the Walden University, Inc. 401(k) Plan, respectively.  The net amount of these transfers is shown as Transfers to other plans, net on the accompanying statement of changes in net assets available for benefits.

Contributions

Participants may contribute any percentage of their pretax annual compensation, not to exceed net take home pay, as defined and subject to certain annual limitations imposed by the Internal Revenue Code. In addition, employees may rollover distributions received from other plans. The Company makes a discretionary matching contribution in shares of Sylvan Learning Systems, Inc. common stock equal to a percentage of the amount of the compensation that the participant elected to contribute, up to a maximum of 6% of the participant’s compensation. The matching contribution percentages for 2003 and 2002 were 50% of the first 3% and 25% on the next 3% of the compensation contributed. Additional discretionary contributions may be made at the option of the Company. There were no additional discretionary contributions made by the Company in 2003 and 2002.

Participant Accounts

Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) forfeitures of additional Company discretionary contributions related to terminated participants’ nonvested accounts, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s discretionary matching contributions plus earnings thereon is based on years of continuous service at a rate of 33-1/3% per year, including the first year of service. A participant is 100% vested after three years of service.

Participant Loans

Participants may borrow from their account balances a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Principal and interest are repaid ratably through payroll deductions over loan terms, which generally do not exceed five years.

Payment of Benefits

Participants may withdraw voluntary after tax contributions, qualified rollovers, and transfers into the plan, and earnings thereon, at any time.  Pre-tax deferrals, vested employer matching contributions, and vested employer discretionary contributions, if any, may be withdrawn upon attaining age 59 ½ or employment termination.  All types of employee contributions may be withdrawn upon termination of employment.  Prior to November 1, 2003, on termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive a life annuity, joint and survivor annuity or periodic installments, in accordance with plan provisions. Effective November 1, 2003, the Plan was amended to remove all optional forms of benefit other than lump sum payments. Hardship withdrawals are allowed but are limited to certain types of contributions, as defined.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

3.              Investments

During 2003, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $7,310,726, as follows:

Fair value as determined by quoted market price:
Sylvan Learning Systems, Inc. common stock	$3,714,874
Mutual funds	3,595,852
$7,310,726

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002

Sylvan Learning Systems, Inc. common stock	$3,873,693	$3,836,688
The Putnam Fund for Growth and Income	2,971,613	3,785,022
Putnam Vista Fund	1,387,490	2,104,572
Putnam International Equity Fund	1,697,889	2,311,247
Putnam Stable Value Fund	2,628,743	3,315,105
Legg Mason Value Trust	2,263,866	1,921,364
Putnam US Government Income Trust	1,553,752	1,754,812

4.              Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.              Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.              Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002

Net assets available for benefits per the financial statements	$20,131,482	$22,894,869
Less contributions receivable	(351,980)	(1,131,744)
Net assets available for benefits per the Form 5500	$19,779,502	$21,763,125

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2003:

Contributions per the financial statements	$4,794,690
Add contributions receivable at December 31, 2002	1,131,744
Less contributions receivable at December 31, 2003	(351,980)
Contributions per the Form 5500	$5,574,454

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the cash basis.

7.              Subsequent Event

Effective May 17, 2004, the Plan was amended to reflect its new name, Laureate Education, Inc. 401(k) Retirement Savings Plan.

Supplemental Schedule

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

EIN 52-1492296   Plan # 333

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost**	Current Value

Common Stock:
*Sylvan Learning Systems, Inc.	134,550	shares of common stock		$3,873,693

Collective Trust:
*Putnam Stable Value Fund	2,628,743	units		2,628,743

Mutual Funds:
Janus Mid Cap Value Investor Class	22,129	shares		451,213
Federated Kaufmann A Shares	91,433	shares		453,509
Legg Mason Value Trust	38,858	shares		2,263,866
*The Putnam Fund for Growth and Income	167,888	shares		2,971,613
*Putnam Vista Fund	173,653	shares		1,387,490
*Putnam OTC and Emerging Growth Fund	114,744	shares		781,406
*Putnam International Equity Fund	82,182	shares		1,697,889
*The George Putnam Fund of Boston	29,649	shares		503,438
*Putnam US Government Income Trust	117,708	shares		1,553,752
*Putnam Growth Opportunities Fund	19,859	shares		254,590
*Putnam Research Fund	14,329	shares		185,130
Royce Total Return Consultant Class	61,071	shares		652,234
*Participant loans	5.00% - 9.00% annual interest rates			120,936
Total investments				$19,779,502

*   Party-in-interest.

** Historical cost has been omitted, as all investments are participant-directed.

EXHIBIT INDEX

23.01	Consent of Ernst & Young LLP, independent auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Company by the undersigned thereunto duly authorized.

Laureate Education, Inc.

Date: June 28, 2004	/s/ Sean R. Creamer
Sean R. Creamer
Senior Vice President and Chief Financial Officer